Building wealth through developing and operating major copper & gold mines

Taseko’s New Prosperity Mine Would Increase Real GDP by $11 Billion,
Add 71,000 Jobs Over 20 Years, New Study Reveals

October 18, 2011, Vancouver, BC- A new comprehensive economic study of Taseko Mines’ (TSX: TKO; NYSE Amex: TGB) ("Taseko") proposed $1.5 billion New Prosperity Gold Copper Project located in British Columbia reveals that the project would provide a significant economic stimulus to the economy, and create thousands of new jobs for Canada over its 20 year mine life.

Using a macroeconomic model of the British Columbian economy, The Centre for Spatial Economics (C4SE), who has previously developed Canadian Department of Finance fiscal forecasts, reviewed the New Prosperity Project, starting with the 2013 construction phase and ending with the anticipated 2036 closure of the mine. The conclusions of the report suggest long term contributions to national, provincial and regional economies, including a significant increase in federal and provincial revenues and sustained job growth.

On June 6th, 2011, Taseko Mines responded to an invitation by the Federal government of Canada to submit a revised proposal for the development of its Prosperity Gold and Copper deposit in BC. New Prosperity, the company’s revised plan, includes an additional $300 million in capital investment to limit the mines environmental impact, notably the preservation of Fish Lake.

Highlights of the C4SE report on New Prosperity, released today, include the following:

  An increase in employment of 71,000 jobs

  Federal government revenues rise by $4.30 billion

  Provincial BC government revenues rise by $5.52 billion

  Consumer spending increase of $9 billion

  Production revenues in excess of $11 billion

  An increase in Real GDP of $11 billion

  Residential investment expenditure increase of $786 million

  Non-residential construction investment increases of $1.03 billion

  Investment in machinery and equipment (by others) to increase by $1.38 billion

  The population of BC to rise by 5,400

“New Prosperity offers significant benefit for people, including First Nations – new jobs, new opportunities for business and new revenues for governments, all of which will boost the economy and help fund essential public service. In New Prosperity we have fully addressed federal concerns as identified in the first environmental assessment. We have the full intention of building New Prosperity and anticipate an appropriately efficient and timely assessment of the new design elements,” said Mr Hallbauer, President and CEO of Taseko Mines.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

To obtain a PDF copy of the C4SE report on New Prosperity, or to arrange further comment on the report, please contact:

Brian Battison – 778-373-4543, toll free 1-877-441-4533

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com